Mail Stop 3720

June 22, 2006

Mr. David W. Devonshire
Chief Financial Officer
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

> **Re**:     **Motorola, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 1-07221**

Dear Mr. Devonshire:

We have reviewed your supplemental response letter dated May 25, 2006 as well as your filing and have the following comment.  As noted in our comment letter dated April 25, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 4 – Debt and Credit Facilities, page 93

1.     We note your response to prior comment 2, where you state that you included the proceeds of $1.2 billion as proceeds from the sale of common stock in the Financing section of the statement of cash flows.  Clarify if these proceeds are included within the $1.68 billion labeled as "Issuance of common stock".  If so, please revise, in future filings, your disclosure regarding these proceeds in MD&A, which currently states that the $1.7 billion relates to the issuance of common stock in connection with your employee stock option plans and employee stock purchase plans.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director